The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion dated July 25, 2025*

Pricing supplement To prospectus dated April 13, 2023, prospectus supplement dated April 13, 2023, product supplement no. 2-I dated April 13, 2023 and prospectus addendum dated June 3, 2024	Registration Statement Nos. 333-270004 and 333-270004-01 Dated July , 2025 Rule 424(b)(2)
JPMorgan Chase Financial Company LLC

Structured Investments	$ Digital Notes Linked to the Performance of the Brazilian Real Relative to the European Union Euro due August 31, 2026

Fully and Unconditionally Guaranteed by JPMorgan Chase & Co.

General

•	The notes are designed for investors who seek a fixed return of at least 15.50% if (1) the Brazilian real appreciates or remains flat relative to the European Union euro from the Strike Rate to the Ending Spot Rate or (2) the Brazilian real depreciates relative to the European Union euro from the Strike Rate to the Ending Spot Rate but the Ending Spot Rate is less than or equal to the Trigger Value. Investors should be willing to forgo interest payments and, if the Ending Spot Rate is greater than the Trigger Value, be willing to lose some or all of their principal at maturity.
•	The notes are unsecured and unsubordinated obligations of JPMorgan Chase Financial Company LLC, which we refer to as JPMorgan Financial, the payment on which is fully and unconditionally guaranteed by JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Financial, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.
•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

Key Terms

Issuer:	JPMorgan Chase Financial Company LLC, a direct, wholly owned finance subsidiary of JPMorgan Chase & Co.
Guarantor:	JPMorgan Chase & Co.
Reference Currency:	Brazilian real (BRL)
Base Currency:	European Union euro (EUR)
Payment at Maturity:

If the Reference Currency Return is positive or zero (i.e., the Brazilian real appreciates or remains flat relative to the European Union euro from the Strike Rate to the Ending Spot Rate) or is negative (i.e., the Brazilian real depreciates relative to the European Union euro from the Strike Rate to the Ending Spot Rate) but the Ending Spot Rate is less than or equal to the Trigger Value, you will receive at maturity a cash payment that provides you with a return per $1,000 principal amount note equal to the Contingent Digital Return.  Accordingly, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Contingent Digital Return)

If the Reference Currency Return is negative (i.e., the Brazilian real depreciates relative to the European Union euro from the Strike Rate to the Ending Spot Rate) and the Ending Spot Rate is greater than the Trigger Value, you will lose 1% of the principal amount of your notes for every 1% of decline in the Reference Currency Return.  Under these circumstances, your payment at maturity per $1,000 principal amount note will be calculated as follows:

$1,000 + ($1,000 × Reference Currency Return)

If the Reference Currency Return is negative and the Ending Spot Rate is greater than the Trigger Value, you will lose some or all of your principal amount at maturity.

Contingent Digital Return:	At least 15.50%, which reflects the maximum return on the notes. Accordingly, assuming a Contingent Digital Return of 15.50%, the maximum payment at maturity per $1,000 principal amount note is $1,155.00. The actual Contingent Digital Return will be provided in the pricing supplement and will not be less than 15.50%.
Trigger Value:	125.00% of the Strike Rate, which is 8.11
Reference Currency Return:	Strike Rate – Ending Spot Rate
Strike Rate

In no event, however, will the Reference Currency Return be less than -100%.

Please see “How Do Exchange Rates and the Reference Currency Return Formula Work?” and “Selected Risk Considerations — Risks Relating to the Reference Currency — The Method of Calculating the Reference Currency Return Will Magnify Any Depreciation of the Reference Currency Relative to the European Union euro” in this pricing supplement for more information.

Strike Rate:	6.48800, which is an exchange rate of the Brazilian real relative to the European Union euro, expressed as a number of Brazilian reais per one European Union euro, determined by reference to certain intraday exchange rates of the Brazilian real relative to the European Union euro on the Strike Date. The Strike Rate is not determined by reference to the Spot Rate on the Strike Date or the Pricing Date. See “Risk Factors — Risks Relating to Conflicts of Interest — Potential Conflicts” in this pricing supplement for more information.
Ending Spot Rate:	The Spot Rate on the Observation Date
Strike Date	July 24, 2025
Pricing Date:	On or about July 25, 2025
Original Issue Date:	On or about July 30, 2025 (Settlement Date)
Observation Date†:	August 26, 2026
Maturity Date†:	August 31, 2026
CUSIP:	48135NYG5
Other Key Terms	See “Additional Key Terms” in this pricing supplement.
†	Subject to postponement in the event of certain market disruption events and as described under “General Terms of Notes — Postponement of a Determination Date — Notes Linked to a Single Underlying — Notes Linked to a Single Reference Currency Relative to a Single Base Currency” and “General Terms of Notes — Postponement of a Payment Date” in the accompanying product supplement

Investing in the notes involves a number of risks. See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement, Annex A to the accompanying prospectus addendum, “Risk Factors” beginning on page PS-11 of the accompanying product supplement and “Selected Risk Considerations” beginning on page PS-6 of this pricing supplement.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying product supplement, prospectus supplement, prospectus and prospectus addendum. Any representation to the contrary is a criminal offense.

	Price to Public (1)	Fees and Commissions (2)	Proceeds to Issuer
Per note	$1,000	$	$
Total	$	$	$

(1) See “Supplemental Use of Proceeds” in this pricing supplement for information about the components of the price to public of the notes.

(2) J.P. Morgan Securities LLC, which we refer to as JPMS, acting as agent for JPMorgan Financial, will pay all of the selling commissions it receives from us to other affiliated or unaffiliated dealers. In no event will these selling commissions exceed $10.40 per $1,000 principal amount note. See “Plan of Distribution (Conflicts of Interest)” in the accompanying product supplement.

If the notes priced today, the estimated value of the notes would be approximately $971.60 per $1,000 principal amount note. The estimated value of the notes, when the terms of the notes are set, will be provided in the pricing supplement and will not be less than $965.00 per $1,000 principal amount note. See “The Estimated Value of the Notes” in this pricing supplement for additional information.

The notes are not bank deposits, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and are not obligations of, or guaranteed by, a bank.

*This preliminary pricing supplement amends and restates and supersedes the original preliminary pricing supplement related hereto dated July 25, 2025 to product supplement no. 2-I in its entirety (the original preliminary pricing supplement is available on the SEC website at http://www.sec.gov/Archives/edgar/data/19617/000121390025067647/ea0250285-01_424b2.htm).

Additional Terms Specific to the Notes

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this pricing supplement together with the accompanying prospectus, as supplemented by the accompanying prospectus supplement relating to our Series A medium-term notes, of which these notes are a part, the accompanying prospectus addendum and the more detailed information contained in the accompanying product supplement. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. This preliminary pricing supplement amends and restates and supersedes the original preliminary pricing supplement related hereto dated July 25, 2025 in its entirety. You should not rely on the original preliminary pricing supplement related hereto dated July 25, 2025 in making your decision to invest in the notes. You should carefully consider, among other things, the matters set forth in the “Risk Factors” sections of the accompanying prospectus supplement and the accompanying product supplement and in Annex A to the accompanying prospectus addendum, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Product supplement no. 2-I dated April 13, 2023:

http://www.sec.gov/Archives/edgar/data/19617/000121390023029567/ea151907_424b2.pdf

•	Prospectus supplement and prospectus, each dated April 13, 2023:

http://www.sec.gov/Archives/edgar/data/19617/000095010323005751/crt_dp192097-424b2.pdf

•	Prospectus addendum dated June 3, 2024:

http://www.sec.gov/Archives/edgar/data/1665650/000095010324007599/dp211753_424b3.htm

Our Central Index Key, or CIK, on the SEC website is 1665650, and JPMorgan Chase & Co.’s CIK is 19617. As used in this pricing supplement, “we,” “us” and “our” refer to JPMorgan Financial.

Additional Key Terms

•	CURRENCY BUSINESS DAY — A “currency business day,” with respect to the Reference Currency relative to the Base Currency, means a day, as determined by the calculation agent, on which (a) dealings in foreign currency in accordance with the practice of the foreign exchange market occur in the City of New York and the principal financial centers for the Reference Currency (which is São Paulo, Brazil) and the Base Currency (which is Frankfurt, Germany), (b) banking institutions in the City of New York and those principal financial centers are not otherwise authorized or required by law, regulation or executive order to close and (c) T2, the real time gross settlement system operated by the Eurosystem (or any successor thereto), is open.
•	SPOT RATE — The Spot Rate on any relevant day is expressed as a number of Brazilian reais per one European Union euro and is equal to the Brazilian real per one European Union euro exchange rate as reported by Refinitiv Ltd. (“Refinitiv”) on page EURBRLFIXM=WM (or any successor page) at approximately 4:00 p.m., London, U.K., time, on that day.

JPMorgan Structured Investments —	PS-1
Digital Notes Linked to the Performance of the Brazilian Real Relative to the European Union Euro

How Do Exchange Rates and the Reference Currency Return Formula Work?

Exchange rates reflect the amount of one currency that can be exchanged for a unit of another currency.

The Spot Rate is expressed as the number of Brazilian reais per one European Union euro. As a result, a decrease in the Spot Rate from the Strike Rate to the Ending Spot Rate means that the Brazilian real has appreciated / strengthened relative to the European Union euro from the Strike Rate to the Ending Spot Rate. This means that one Brazilian real could purchase more European Union euros at the Ending Spot Rate on the Observation Date than it could at the Strike Rate on the Pricing Date. Viewed another way, it would take fewer Brazilian reais to purchase one European Union euro at the Ending Spot Rate on the Observation Date than it did at the Strike Rate on the Pricing Date.

Conversely, an increase in the Spot Rate from the Strike Rate to the Ending Spot Rate means that the Brazilian real has depreciated / weakened relative to the European Union euro from the Strike Rate to the Ending Spot Rate. This means that it would take more Brazilian reais to purchase one European Union euro at the Ending Spot Rate on the Observation Date than it did at the Strike Rate on the Pricing Date. Viewed another way, one Brazilian real could purchase fewer European Union euros at the Ending Spot Rate on the Observation Date than it could at the Strike Rate on the Pricing Date.

The Reference Currency Return reflects the return of the Brazilian real relative to the European Union euro from the Strike Rate to the Ending Spot Rate, calculated using the formula set forth above under “Key Terms — Reference Currency Return.” While the Reference Currency Return for purposes of the notes is determined using the formula set forth above under “Key Terms — Reference Currency Return,” there are other reasonable ways to determine the return of the Brazilian real relative to the European Union euro that would provide different results. For example, another way to calculate the return of the Brazilian real relative to the European Union euro would be to calculate the return that would be achieved by converting European Union euros into Brazilian reais at the Strike Rate on the Pricing Date and then, on the Observation Date, converting back into European Union euros at the Ending Spot Rate. In this pricing supplement, we refer to the return of the Brazilian real relative to the European Union euro calculated using that method, which is not used for purposes of the notes, as a “conversion return.”

As demonstrated by the examples below, under the Reference Currency Return formula, any depreciation of the Brazilian real relative to the European Union euro will be magnified, as compared to a conversion return. In addition, the magnifying effect on any depreciation of the Brazilian real relative to the European Union euro increases as the Reference Currency Return decreases. Accordingly, your return on the notes may be less than if you had invested in similar notes that reflected conversion returns.

The following examples assume a Strike Rate of 6.50 for the Brazilian real relative to the European Union euro.

Example 1: The Brazilian real strengthens from the Strike Rate of 6.50 Brazilian reais per European Union euro to the Ending Spot Rate of 6.175 Brazilian reais per European Union euro.

The Reference Currency Return is equal to 5.00%, calculated as follows:

(6.50 – 6.175) / 6.50 = 5.00%

By contrast, if the return on the Brazilian real were determined using a conversion return, the return would be 5.26%.

Example 2: The Brazilian real strengthens from the Strike Rate of 6.50 Brazilian reais per European Union euro to the Ending Spot Rate of 0.065 Brazilian reais per European Union euro.

The Reference Currency Return is equal to 99.00%, calculated as follows:

(6.50 – 0.065) / 6.50 = 99.00%

By contrast, if the return on the Brazilian real were determined using a conversion return, the return would be 9,900%. The payment at maturity will not reflect a return greater than the Contingent Digital Return if the Brazilian real has appreciated relative to the European Union euro.

Example 3: The Brazilian real weakens from the Strike Rate of 6.50 Brazilian reais per European Union euro to the Ending Spot Rate of 7.15 Brazilian reais per European Union euro.

The Reference Currency Return is equal to -10.00%, calculated as follows:

(6.50 – 7.15) / 6.50 = -10.00%

By contrast, if the return on the Brazilian real were determined using a conversion return, the return would be -9.09%.

Example 4: The Brazilian real weakens from the Strike Rate of 6.50 Brazilian reais per European Union euro to the Ending Spot Rate of 13.00 Brazilian reais per European Union euro.

The Reference Currency Return is equal to -100.00%, calculated as follows:

(6.50 – 13.00) / 6.50 = -100.00%

By contrast, if the return on the Brazilian real were determined using a conversion return, the return would be -50.00%.

As Examples 3 and 4 above demonstrate, the magnifying effect on any depreciation of the Brazilian real relative to the European Union euro increases as the Reference Currency Return decreases.

The hypothetical Strike Rate, Ending Spot Rates and Reference Currency Returns set forth above are for illustrative purposes only and have been rounded for ease of analysis.

JPMorgan Structured Investments —	PS-2
Digital Notes Linked to the Performance of the Brazilian Real Relative to the European Union Euro

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Currency Relative to the Base Currency?

The following table and examples illustrate the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. Each hypothetical total return set forth below assumes a Strike Rate of 6.00, a Contingent Digital Return of 15.50% and a Trigger Value of 125% of the assumed Strike Rate. The actual Contingent Digital Return will be provided in the pricing supplement and will not be less than 15.50%. Each hypothetical total return or hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual total return or payment at maturity applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Spot Rate	Reference Currency Return(1)	Total Return
0.00000	100.00%	15.50%
1.30000	80.00%	15.50%
2.27500	65.00%	15.50%
3.25000	50.00%	15.50%
3.90000	40.00%	15.50%
4.55000	30.00%	15.50%
5.20000	20.00%	15.50%
5.49250	15.50%	15.50%
5.85000	10.00%	15.50%
6.17500	5.00%	15.50%
6.43500	1.00%	15.50%
6.50000	0.00%	15.50%
6.56500	-1.00%	15.50%
6.82500	-5.00%	15.50%
7.15000	-10.00%	15.50%
7.80000	-20.00%	15.50%
8.12500	-25.00%	15.50%
8.12565	-25.01%	-25.01%
8.45000	-30.00%	-30.00%
9.10000	-40.00%	-40.00%
9.75000	-50.00%	-50.00%
10.72500	-65.00%	-65.00%
11.70000	-80.00%	-80.00%
13.00000	-100.00%	-100.00%

(1) In no event will the Reference Currency Return be less than -100%.

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity in different hypothetical scenarios is calculated.

Example 1: The Reference Currency appreciates from the Strike Rate of 6.50 to an Ending Spot Rate of 6.175. Because the Reference Currency Return is positive or zero, regardless of the Reference Currency Return, the investor receives a payment at maturity of $1,155.00 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 15.50%) = $1,155.00

Example 2: The Reference Currency appreciates from the Strike Rate of 6.50 to an Ending Spot Rate of 3.25. Because the Reference Currency Return is positive and although the Reference Currency Return of 50% exceeds the Contingent Digital Return of 15.50%, the investor is entitled to only the Contingent Digital Return and receives a payment at maturity of $1,155.00 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 15.50%) = $1,155.00

Example 3: The Reference Currency depreciates from the Strike Rate of 6.50 to an Ending Spot Rate of 6.825. Although the Currency Return is negative, because the Ending Spot Rate of 6.825 is less than or equal to the Trigger Value of 8.125, the investor receives a payment at maturity of $1,155.00 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × 15.50%) = $1,155.00

JPMorgan Structured Investments —	PS-3
Digital Notes Linked to the Performance of the Brazilian Real Relative to the European Union Euro

Example 4: The Reference Currency depreciates from the Strike Rate of 6.50 to an Ending Spot Rate of 9.75. Because the Reference Currency Return is -50%, which is negative, and the Ending Spot Rate is greater than the Trigger Value of 8.125, the investor receives a payment at maturity of $500 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 × -50%) = $500

The hypothetical returns and hypothetical payments on the notes shown above apply only if you hold the notes for their entire term. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

JPMorgan Structured Investments —	PS-4
Digital Notes Linked to the Performance of the Brazilian Real Relative to the European Union Euro

Selected Purchase Considerations

•	FIXED APPRECIATION POTENTIAL — If the Reference Currency Return is positive or zero (i.e., the Brazilian real appreciates or remains flat relative to the European Union euro from the Strike Rate to the Ending Spot Rate) or is negative (i.e., the Brazilian real depreciates relative to the European Union euro from the Strike Rate to the Ending Spot Rate) but the Ending Spot Rate is less than or equal to the Trigger Value, you will receive a fixed return equal to the Contingent Digital Return of at least 15.50% at maturity, which also reflects the maximum return on the notes at maturity. The actual Contingent Digital Return will be provided in the pricing supplement and will not be less than 15.50%. Because the notes are our unsecured and unsubordinated obligations, the payment of which is fully and unconditionally guaranteed by JPMorgan Chase & Co., payment of any amount on the notes is subject to our ability to pay our obligations as they become due and JPMorgan Chase & Co.'s ability to pay its obligations as they become due.
•	LIMITED PROTECTION AGAINST LOSS — We will pay you at least your principal back at maturity if the Reference Currency Return is negative (i.e., the Brazilian real depreciates relative to the European Union euro from the Strike Rate to the Ending Spot Rate) but the Ending Spot Rate is less than or equal to the Trigger Value. If the Reference Currency Return is negative (i.e., the Brazilian real depreciates relative to the European Union euro from the Strike Rate to the Ending Spot Rate) and the Ending Spot Rate is greater than the Trigger Value, you will lose 1% of the principal amount of your notes for every 1% of decline in the Reference Currency Return. Under these circumstances, you will lose some or all of your principal amount at maturity.
•	RETURN DEPENDENT ON THE BRAZILIAN REAL RELATIVE TO THE EUROPEAN UNION EURO — The return on the notes is dependent on the performance of the Brazilian real, which we refer to as the Reference Currency, relative to the European Union euro, which we refer to as the Base Currency, and will vary based on changes in the value of the Brazilian real relative to the European Union euro as described under “Key Terms” in this pricing supplement. Please see “How Do Exchange Rates and the Reference Currency Return Formula Work?” and “Selected Risk Considerations — Risks Relating to the Reference Currency — The Method of Calculating the Reference Currency Return Will Magnify Any Depreciation of the Reference Currency Relative to the European Union Euro” in this pricing supplement for more information.
•	TAX TREATMENT — You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 2-I. The following discussion, when read in combination with that section, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Based on current market conditions, in the opinion of our special tax counsel it is reasonable to treat the notes as “open transactions” that are not debt instruments for U.S. federal income tax purposes, as more fully described in “Material U.S. Federal Income Tax Consequences — Tax Consequences to U.S. Holders — Notes Treated as Open Transactions That Are Not Debt Instruments” in the accompanying product supplement. Assuming that “open transaction” treatment is respected, the gain or loss on your notes will generally be ordinary foreign currency income or loss under Section 988 of the Code.  Ordinary foreign currency losses are potentially subject to certain reporting requirements.  However, investors in certain forward contracts, futures contracts or option contracts generally are entitled to make an election to treat foreign currency gain or loss as capital gain or loss (a “Section 988 Election”).  Due to the lack of authority directly addressing the availability of the Section 988 Election for instruments such as these, it is unclear whether the Section 988 Election is available.  If the Section 988 Election is available and you make this election before the close of the day on which you acquire a note, all gain or loss you recognize on a sale or exchange of that note should be treated as capital gain or loss, and as long-term capital gain or loss if you have held the note for more than one year at that time.  A Section 988 Election with respect to a note is made by (a) clearly identifying the note on your books and records, on the date you acquire it, as being subject to this election and filing the relevant statement verifying this election with your U.S. federal income tax return or (b) obtaining independent verification under procedures set forth in the Treasury regulations under Section 988.  You should consult your tax adviser regarding the advisability, availability, mechanics and consequences of a Section 988 Election, as well as the special reporting requirements that apply to foreign currency losses in excess of specified thresholds.

In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments.  The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment.  It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge.  While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.  You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice.

JPMorgan Structured Investments —	PS-5
Digital Notes Linked to the Performance of the Brazilian Real Relative to the European Union Euro

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Brazilian real, the European Union euro or the exchange rate between the Brazilian real and the European Union euro or any contracts related to the Brazilian real, the European Union euro or the exchange rate between the Brazilian real and the European Union euro. These risks are explained in more detail in the “Risk Factors” sections of the accompanying prospectus supplement and product supplement and below and in Annex A to the accompanying prospectus addendum.

Risks Relating to the Notes Generally

•	YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Brazilian real relative to the European Union euro and whether, and the extent to which, the Reference Currency Return is positive or negative. Your investment will be exposed to a loss if the Reference Currency Return is negative (i.e., the Brazilian real depreciates relative to the European Union euro from the Strike Rate to the Ending Spot Rate) and the Ending Spot Rate is greater than the Trigger Value. In this case, you will lose 1% of the principal amount of your notes for every 1% of decline in the Reference Currency Return. Accordingly, you will lose some or all of your principal amount at maturity.
•	YOUR MAXIMUM GAIN ON THE NOTES IS LIMITED TO THE CONTINGENT DIGITAL RETURN — If the Reference Currency Return is positive or zero (i.e., the Brazilian real appreciates or remains flat relative to the European Union euro from the Strike Rate to the Ending Spot Rate) or is negative (i.e., the Brazilian real depreciates relative to the European Union euro from the Strike Rate to the Ending Spot Rate) but the Ending Spot Rate is less than or equal to the Trigger Value, for each $1,000 principal amount note, you will receive at maturity $1,000 plus an additional return equal to the Contingent Digital Return, regardless of the appreciation in the Brazilian real relative to the European Union euro, which may be significant.
•	YOUR ABILITY TO RECEIVE THE CONTINGENT DIGITAL RETURN MAY TERMINATE ON THE OBSERVATION DATE — If the Reference Currency Return is negative (i.e., the Brazilian real depreciates relative to the European Union euro from the Strike Rate to the Ending Spot Rate) and the Ending Spot Rate is greater than the Trigger Value, you will not be entitled to receive the Contingent Digital Return at maturity. Under these circumstances, you will lose some or all of your principal amount at maturity.
•	CREDIT RISKS OF JPMORGAN FINANCIAL AND JPMORGAN CHASE & CO. — The notes are subject to our and JPMorgan Chase & Co.’s credit risks, and our and JPMorgan Chase & Co.’s credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on our and JPMorgan Chase & Co.’s ability to pay all amounts due on the notes. Any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads, as determined by the market for taking that credit risk, is likely to adversely affect the value of the notes. If we and JPMorgan Chase & Co. were to default on our payment obligations, you may not receive any amounts owed to you under the notes and you could lose your entire investment.
•	AS A FINANCE SUBSIDIARY, JPMORGAN FINANCIAL HAS NO INDEPENDENT OPERATIONS AND HAS LIMITED ASSETS — As a finance subsidiary of JPMorgan Chase & Co., we have no independent operations beyond the issuance and administration of our securities and the collection of intercompany obligations. Aside from the initial capital contribution from JPMorgan Chase & Co., substantially all of our assets relate to obligations of JPMorgan Chase & Co. to make payments under loans made by us to JPMorgan Chase & Co. or under other intercompany agreements. As a result, we are dependent upon payments from JPMorgan Chase & Co. to meet our obligations under the notes. We are not a key operating subsidiary of JPMorgan Chase & Co. and in a bankruptcy or resolution of JPMorgan Chase & Co. we are not expected to have sufficient resources to meet our obligations in respect of the notes as they come due. If JPMorgan Chase & Co. does not make payments to us and we are unable to make payments on the notes, you may have to seek payment under the related guarantee by JPMorgan Chase & Co., and that guarantee will rank pari passu with all other unsecured and unsubordinated obligations of JPMorgan Chase & Co. For more information, see the accompanying prospectus addendum.
•	THE BENEFIT PROVIDED BY THE TRIGGER VALUE MAY TERMINATE ON THE OBSERVATION DATE — If the Reference Currency Return is negative (i.e., the Brazilian real depreciates relative to the European Union euro from the Strike Rate to the Ending Spot Rate) and the Ending Spot Rate is greater than the Trigger Value, the benefit provided by the Trigger Value will terminate and you will lose 1% of the principal amount of your notes for every 1% of decline in the Reference Currency Return. Under these circumstances, you will lose some or all of your principal amount at maturity
•	NO INTEREST PAYMENTS — As a holder of the notes, you will not receive any interest payments.
•	LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMS is willing to buy the notes.
•	THE FINAL TERMS AND VALUATION OF THE NOTES WILL BE PROVIDED IN THE PRICING SUPPLEMENT — The final terms of the notes will be based on relevant market conditions when the terms of the notes are set and will be provided in the pricing supplement. In particular, each of the estimated value of the notes and the Contingent Digital Return will be provided in the pricing supplement and each may be as low as the applicable minimum set forth on the cover of this pricing supplement. Accordingly, you should consider your potential investment in the notes based on the minimums for the estimated value of the notes and the Contingent Digital Return.

JPMorgan Structured Investments —	PS-6
Digital Notes Linked to the Performance of the Brazilian Real Relative to the European Union Euro

Risks Relating to Conflicts of Interest

•	POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and as an agent of the offering of the notes, hedging our obligations under the notes and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set, which we refer to as the estimated value of the notes. In performing these duties, our and JPMorgan Chase & Co.’s economic interests and the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, our and JPMorgan Chase & Co.’s business activities, including hedging and trading activities, could cause our and JPMorgan Chase & Co.’s economic interests to be adverse to yours and could adversely affect any payment on the notes and the value of the notes. It is possible that hedging or trading activities of ours or our affiliates in connection with the notes could result in substantial returns for us or our affiliates while the value of the notes declines. Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying product supplement for additional information about these risks.

We and our affiliates are under no obligation to consider your interests as a holder of the notes in making any determinations in connection with setting the Strike Rate. The value of the notes may be affected by the level of the Strike Rate.

Risks Relating to the Estimated Value and Secondary Market Prices of the Notes

•	THE ESTIMATED VALUE OF THE NOTES WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE NOTES — The estimated value of the notes is only an estimate determined by reference to several factors. The original issue price of the notes will exceed the estimated value of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES DOES NOT REPRESENT FUTURE VALUES OF THE NOTES AND MAY DIFFER FROM OTHERS’ ESTIMATES — The estimated value of the notes is determined by reference to internal pricing models of our affiliates when the terms of the notes are set. This estimated value of the notes is based on market conditions and other relevant factors existing at that time and assumptions about market parameters, which can include volatility, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater than or less than the estimated value of the notes. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the notes could change significantly based on, among other things, changes in market conditions, our or JPMorgan Chase & Co.’s creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy notes from you in secondary market transactions. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE ESTIMATED VALUE OF THE NOTES IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE — The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. See “The Estimated Value of the Notes” in this pricing supplement.
•	THE VALUE OF THE NOTES AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN THE THEN-CURRENT ESTIMATED VALUE OF THE NOTES FOR A LIMITED TIME PERIOD — We generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include selling commissions, projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured debt issuances. See “Secondary Market Prices of the Notes” in this pricing supplement for additional information relating to this initial period. Accordingly, the estimated value of your notes during this initial period may be lower than the value of the notes as published by JPMS (and which may be shown on your customer account statements).
•	SECONDARY MARKET PRICES OF THE NOTES WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE NOTES — Any secondary market prices of the notes will likely be lower than the original issue price of the notes because, among other things, secondary market prices take into account our internal secondary market funding rates for structured debt issuances and, also, because secondary market prices may exclude selling commissions, projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the notes. As a result, the price, if any, at which JPMS will be willing to buy notes from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you. See the immediately following risk consideration for information about additional factors that will impact any secondary market prices of the notes.

JPMorgan Structured Investments —	PS-7
Digital Notes Linked to the Performance of the Brazilian Real Relative to the European Union Euro

The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity. See “— Risks Relating to the Notes Generally — Lack of Liquidity” above.

•	SECONDARY MARKET PRICES OF THE NOTES WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS — The secondary market price of the notes during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the selling commissions, projected hedging profits, if any, estimated hedging costs and the value of the Reference Currency relative to the Base Currency, including:
•	any actual or potential change in our or JPMorgan Chase & Co.’s creditworthiness or credit spreads;
•	customary bid-ask spreads for similarly sized trades;
•	our internal secondary market funding rates for structured debt issuances;
•	the exchange rate of the Reference Currency relative to the Base Currency and the volatility of that exchange rate;
•	suspension or disruption of market trading in the Reference Currency or the Base Currency;
•	the time to maturity of the notes;
•	interest and yield rates in the market generally; and
•	a variety of other economic, financial, political, regulatory and judicial events.

Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the notes, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the notes, if any, at which JPMS may be willing to purchase your notes in the secondary market.

Risks Relating to the Reference Currency

•	THE METHOD OF CALCULATING THE REFERENCE CURRENCY RETURN WILL MAGNIFY ANY DEPRECIATION OF THE REFERENCE CURRENCY RELATIVE TO THE EUROPEAN UNION EURO — The Reference Currency Return reflects the return of the Brazilian real relative to the European Union euro from the Strike Rate to the Ending Spot Rate, calculated using the formula set forth above under “Key Terms — Reference Currency Return.” While the Reference Currency Return for purposes of the notes is determined using the formula set forth above under “Key Terms — Reference Currency Return,” there are other reasonable ways to determine the return of the Brazilian real relative to the European Union euro that would provide different results. For example, another way to calculate the return of the Brazilian real relative to the European Union euro would be to calculate the return that would be achieved by converting European Union euros into Brazilian reais at the Strike Rate on the Pricing Date and then, on the Observation Date, converting back into European Union euros at the Ending Spot Rate. In this pricing supplement, we refer to the return on the Brazilian real relative to the European Union euro calculated using that method, which is not used for purposes of the notes, as a “conversion return.”

Under the Reference Currency Return formula, any depreciation of the Brazilian real relative to the European Union euro will be magnified, as compared to a conversion return. The magnifying effect on any depreciation of the Brazilian real relative to the European Union euro increases as the Reference Currency Return decreases. Accordingly, your payment at maturity may be less than if you had invested in similar notes that reflected a conversion return. See “How Do Exchange Rates and the Reference Currency Return Formula Work?” in this pricing supplement for more information.

•	THE NOTES MIGHT NOT PAY AS MUCH AS A DIRECT INVESTMENT IN THE REFERENCE CURRENCY — You may receive a lower payment at maturity than you would have received if you had invested directly in the Brazilian real or contracts related to the Brazilian real for which there is an active secondary market.
•	THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK — Foreign currency exchange rates vary over time, and may vary considerably during the term of the notes. The value of the Brazilian real or the European Union euro is at any moment a result of the supply and demand for that currency. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Brazil and the member countries of the European Union, and other relevant countries or regions.

Of particular importance to potential currency exchange risk are:

•	existing and expected rates of inflation;
•	existing and expected interest rate levels;
•	the balance of payments in Brazil and the member countries of the European Union, and between each country and its major trading partners;
•	political, civil or military unrest in Brazil and the member countries of the European Union; and
•	the extent of governmental surplus or deficit in Brazil and the member countries of the European Union.

All of these factors are, in turn, sensitive to the monetary, fiscal and trade policies pursued by Brazil and the member countries of the European Union, and those of other countries important to international trade and finance.

•	THE VALUE OF THE REFERENCE CURRENCY RELATIVE TO THE EUROPEAN UNION EURO MAY BE CORRELATED TO THE DEMAND FOR COMMODITIES — Brazil depends heavily on the export of commodities and the value of the Brazilian real relative to the European Union euro has historically exhibited high correlation to the demand for certain commodities. As a result, a decrease in the demand for the relevant commodities may negatively affect the value of the Brazilian real relative to the European Union euro and, therefore, the value of the notes.
•	GOVERNMENTAL INTERVENTION COULD MATERIALLY AND ADVERSELY AFFECT THE VALUE OF THE NOTES — Foreign exchange rates can be fixed by the sovereign government, allowed to float within a range of exchange rates set by the government or left to float freely. Governments, including those of Brazil, the European Union and the member countries of the European Union, use a variety of techniques, such as intervention by their central bank or imposition of

JPMorgan Structured Investments —	PS-8
Digital Notes Linked to the Performance of the Brazilian Real Relative to the European Union Euro

regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency, fix the exchange rate or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. In addition, other governmental actions, such as sanctions, against the government issuing the Reference Currency could adversely affect the value of the Reference Currency relative to the European Union euro. Thus, a special risk in purchasing the notes is that their trading value and amount payable could be affected by the actions of sovereign governments, fluctuations in response to other market forces and the movement of currencies across borders.

•	BECAUSE THE REFERENCE CURRENCY IS AN EMERGING MARKETS CURRENCY, THE VALUE OF THE NOTES IS SUBJECT TO AN INCREASED RISK OF SIGNIFICANT ADVERSE FLUCTUATIONS — The notes are linked to the performance of the Brazilian real, which is an emerging markets currency, relative to the European Union euro. There is an increased risk of significant adverse fluctuations in the performances of the emerging markets currencies as they are currencies of less developed and less stable economies without a stabilizing component that could be provided by one of the major currencies. As a result, emerging markets currencies may be subject to higher volatility than major currencies, especially in environments of risk aversion and deleveraging. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. Currencies of emerging economies are often subject to more frequent and larger central bank interventions than the currencies of developed countries and are also more likely to be affected by drastic changes in monetary or exchange rate policies of the relevant countries, which may negatively affect the value of the notes. Global events, even if not directly applicable to Brazil or its currency, may increase volatility or adversely affect the Reference Currency Return and the value of your notes.
•	EVEN THOUGH THE REFERENCE CURRENCY AND THE EUROPEAN UNION EURO TRADE AROUND-THE-CLOCK, THE NOTES WILL NOT — Because the inter-bank market in foreign currencies is a global, around-the-clock market, the hours of trading for the notes, if any, will not conform to the hours during which the Brazilian real and the European Union euro are traded. Consequently, significant price and rate movements may take place in the underlying foreign exchange markets that will not be reflected immediately in the price of the notes. Additionally, there is no systematic reporting of last-sale information for foreign currencies which, combined with the limited availability of quotations to individual investors, may make it difficult for many investors to obtain timely and accurate data regarding the state of the underlying foreign exchange markets.
•	CURRENCY EXCHANGE RISKS CAN BE EXPECTED TO HEIGHTEN IN PERIODS OF FINANCIAL TURMOIL — In periods of financial turmoil, capital can move quickly out of regions that are perceived to be more vulnerable to the effects of the crisis than others with sudden and severely adverse consequences to the currencies of those regions. In addition, governments around the world, including the governments of Brazil, the European Union and the member countries of the European Union and the governments of other major world currencies, have recently made, and may be expected to continue to make, very significant interventions in their economies, and sometimes directly in their currencies. Such interventions affect currency exchange rates globally and, in particular, the value of the Brazilian real relative to the European Union euro. Further interventions, other government actions or suspensions of actions, as well as other changes in government economic policy or other financial or economic events affecting the currency markets, may cause currency exchange rates to fluctuate sharply in the future, which could have a material adverse effect on the value of the notes and your return on your investment in the notes at maturity.
•	CURRENCY MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN — The calculation agent may, in its sole discretion, determine that the currency markets have been affected in a manner that prevents it from properly determining, among other things, the Spot Rate and the Reference Currency Return. These events may include disruptions or suspensions of trading in the currency markets as a whole, and could be a Convertibility Event, a Deliverability Event, a Liquidity Event, a Taxation Event, a Discontinuity Event or a Price Source Disruption Event. See “The Underlyings — Currencies — Market Disruption Events for a Reference Currency Relative to a Base Currency” in the accompanying product supplement for further information on what constitutes a market disruption event.

JPMorgan Structured Investments —	PS-9
Digital Notes Linked to the Performance of the Brazilian Real Relative to the European Union Euro

Historical Information

The following graph shows the historical weekly performance of the Spot Rate, determined in the manner set forth under “Additional Key Terms — Spot Rate” in this pricing supplement, from January 3, 2020 through July 18, 2025.  The Spot Rate on July 24, 2025 was 6.50505.  The Reference Currency Return increases when the Brazilian real appreciates in value against the European Union euro.

We obtained the historical Spot Rates above and below from Refinitiv, without independent verification.  The historical Spot Rates should not be taken as an indication of future performance, and no assurance can be given as to the Spot Rate on the Observation Date.  There can be no assurance that the performance of the Brazilian real relative to the European Union euro will result in the return of any of your principal amount.

The Estimated Value of the Notes

The estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using the internal funding rate described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The estimated value of the notes does not represent a minimum price at which JPMS would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the estimated value of the notes may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by JPMorgan Chase & Co. or its affiliates. Any difference may be based on, among other things, our and our affiliates’ view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for the conventional fixed income instruments of JPMorgan Chase & Co. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the notes. The use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the notes and any secondary market prices of the notes. For additional information, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Is Derived by Reference to an Internal Funding Rate” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from internal pricing models of our affiliates. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the estimated value of the notes is determined when the terms of the notes are set based on market conditions and other relevant factors and assumptions existing at that time. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Does Not Represent Future Values of the Notes and May Differ from Others’ Estimates” in this pricing supplement.

The estimated value of the notes will be lower than the original issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the original issue price of the notes. These costs include the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Estimated Value of the Notes Will Be Lower Than the Original Issue Price (Price to Public) of the Notes” in this pricing supplement.

JPMorgan Structured Investments —	PS-10
Digital Notes Linked to the Performance of the Brazilian Real Relative to the European Union Euro

Secondary Market Prices of the Notes

For information about factors that will impact any secondary market prices of the notes, see “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — Secondary Market Prices of the Notes Will Be Impacted by Many Economic and Market Factors” in this pricing supplement. In addition, we generally expect that some of the costs included in the original issue price of the notes will be partially paid back to you in connection with any repurchases of your notes by JPMS in an amount that will decline to zero over an initial predetermined period that is intended to be the shorter of six months and one-half of the stated term of the notes. The length of any such initial period reflects the structure of the notes, whether our affiliates expect to earn a profit in connection with our hedging activities, the estimated costs of hedging the notes and when these costs are incurred, as determined by our affiliates. See “Selected Risk Considerations — Risks Relating to the Estimated Value and Secondary Market Prices of the Notes — The Value of the Notes as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than the Then-Current Estimated Value of the Notes for a Limited Time Period” in this pricing supplement.

Supplemental Use of Proceeds

The notes are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the notes. See “What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Reference Currency Relative to the Base Currency?” and “Hypothetical Examples of Amount Payable at Maturity” in this pricing supplement for an illustration of the risk-return profile of the notes and “Selected Purchase Considerations — Return Dependent on the Brazilian Real Relative to the European Union euro” in this pricing supplement for a description of the market exposure provided by the notes.

The original issue price of the notes is equal to the estimated value of the notes plus the selling commissions paid to JPMS and other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the notes, plus the estimated cost of hedging our obligations under the notes.

JPMorgan Structured Investments —	PS-11
Digital Notes Linked to the Performance of the Brazilian Real Relative to the European Union Euro